UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             Computer Horizons Corp.

                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    205908106

                                 (CUSIP Number)

                                  July 18, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205908106                    13G                  Page 2 of 11 Pages


     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,595,716

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,595,716
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,595,716
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           4.87%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 3 of 11 Pages


     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,595,716

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,595,716
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,595,716
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           4.87%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 4 of 11 Pages


_    (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,595,716

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,595,716
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,595,716
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           4.87%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           CO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 5 of 11 Pages


----------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Charles Frumberg
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,595,716

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,595,716
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,595,716
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           4.87%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 6 of 11 Pages


     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Hurley Capital, LLC
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    150,004
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    150,004
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           150,004
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           0.46%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 205908106                    13G                  Page 7 of 11 Pages


Item 1.

(a)  Name of Issuer

            Computer Horizons Corp.(the "Company")

(b)  Address of Issuer's Principal Executive Offices

            49 Old Bloomfield Avenue
            Mountain Lakes, New Jersey 07046-1495


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Emancipation Capital, LP, ("Emancipation Capital")
            1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: Delaware

            Emancipation Capital, LLC, ("Emancipation Capital LLC") 1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: Delaware

            Emancipation Capital Master, Ltd. ("Emancipation Master Ltd") 1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: Cayman Islands

            Charles Frumberg, ("Mr. Frumberg", Emanicpation Capital, Emancipation Capital LLC and Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")
            c/o Emancipation Capital, LLC
            1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: United States

            Hurley Capital LLC, ("Hurley Capital")
            1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: New York

Item 2(d)   Title of Class of Securities

            Common Stock, $0.10 Par Value per share ("Common Stock")

Item 2(e)   CUSIP Number

            205908106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

CUSIP No. 205908106                    13G                  Page 8 of 11 Pages


(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned:

                  As of July 24, 2006, each Reporting Person may be deemed the beneficial owner of (i) 1,595,716 shares of Common Stock owned by Emancipation Filing Persons and(ii) 150,004 shares of common stock owned by managed accounts of Hurley Capital for which Hurley Capital has voting and dispositive discretion.

                  Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is Mr. Frumberg. Each of the Emancipation Filing Persons and Hurley Capital expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

            (b)   Percent of class:

                  Approximately 5.33% as of July 24, 2006. (Based on the Company's Form 10-Q filed May 10, 2006, there were 32,736,616 shares of Common Stock issued and outstanding as of April 28, 2006.)

CUSIP No. 205908106                    13G                  Page 9 of 11 Pages


            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote

                        0

                  (ii)  Shared power to vote or to direct the vote

                        1,745,720 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of

                        0

                  (iv)  Shared power to dispose or to direct the disposition of

                        1,745,720 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.   Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.   Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 25, 2006, by and among Emancipation Filing Persons and Hurley Capital.

CUSIP No. 205908106                    13G                  Page 10 of 11 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 25, 2006

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /S/ CHARLES FRUMBERG
        --------------------------------
        Name:   Charles Frumberg
        Title:  Managing Member



EMANCIPATION CAPITAL MASTER LTD.


    By: /S/ CHARLES FRUMBERG
        --------------------------------
        Name:  Charles Frumberg
        Title: Director



EMANCIPATION CAPITAL, LLC


By: /S/ CHARLES FRUMBERG
    ------------------------------------
    Name:  Charles Frumberg
    Title: Managing Member



CHARLES FRUMBERG

/S/ CHARLES FRUMBERG
---------------------------



HURLEY CAPITAL, LLC


    By: /S/ CHARLES GOLDBLUM
        --------------------------------
        Name:  Charles Goldblum
        Title: Managing Member

CUSIP No. 04301R405                      13G                 Page 11 of 11 Pages



                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.10 per share, of Computer Horizons Corp., a corporation incorporated in New York, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 25, 2006

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /S/ CHARLES FRUMBERG
        --------------------------------
        Name:  Charles Frumberg
        Title: Managing Member



EMANCIPATION CAPITAL MASTER LTD.


    By: /S/ CHARLES FRUMBERG
        --------------------------------
        Name:  Charles Frumberg
        Title: Director



EMANCIPATION CAPITAL, LLC


By: /S/ CHARLES FRUMBERG
    ------------------------------------
    Name:  Charles Frumberg
    Title: Managing Member



CHARLES FRUMBERG

/S/ CHARLES FRUMBERG
----------------------------------------



HURLEY CAPITAL, LLC


    By: /S/ CHARLES GLODBLUM
        --------------------------------
        Name:  Charles Goldblum
        Title: Managing Member